OMB Number: 3235-0116

Expires: March 31, 2014

Estimated average burden

hours per response. . . . . . . .....8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

Midlothian Property Grab Samples Assay 12,700 g/t and 296 g/t Gold

Vancouver, BC – July 23, 2013:  Kiska Metals Corporation (“Kiska” or the “Company”) reports a gold discovery by partner Laurion Mineral Exploration Inc. (TSX-V: LME) at the Midlothian property. Two grab samples, collected approximately 5 metres apart within a quartz vein/alteration zone named the Bjorkman zone, assayed 12,700 g/t Au and 296 g/t Au. Grab samples are selective by nature and are unlikely to represent average grades of the deposit.

The Midlothian property consists of 11 claims (152 claim units) covering an area of approximately 24.2 km2 located 80 km west-southwest of Kirkland Lake and 25 km west-southwest of Matachewan, Ontario.  The west-southwest trending, 250 km long Cadillac-Larder Lake Break (“CLLB”) is interpreted to pass through the southeast portion of the property.  This major structure provides a regional locus for numerous gold deposits and hosts more than 100 mines and significant gold prospects, extends from well east of Val d’ Or, Quebec to Matachewan in Ontario, and probably extends further to the southwest.  Combined past production and known reserves from the break aggregate more than 80 million ounces of gold.

A subparallel structure to the CLLB has also been interpreted on the Midlothian property, and several westerly trending splays off the latter structure have been inferred.  The western half of the property contains Archean intermediate to felsic volcanics intruded by east-trending mafic to ultramafic linear intrusions (typically gabbro to peridotite). The northeastern corner of the property contains Timiskaming Conglomerate, and the Archean geology of the eastern portion of the property, including the CLLB, is concealed by an unknown thickness of Proterozoic sediments. During the 1950s and early 1960s most investigations were concentrated on the gold potential of the Timiskaming Conglomerate and on asbestos and copper-nickel showings associated with the mafic to ultramafic sills.  Asbestos was mined from several pits by United Asbestos Incorporated from 1975 to 1977.

A five-day prospecting program was conducted on the property in late May, 2013.  The highlights of the results were two grab samples taken 5 m apart from a quartz vein/alteration zone, in the wall of one of United Asbestos's open pits.  These samples assayed 296 g/t (8.6 oz/ton) and 12,700 g/t (370 oz/ton) gold respectively.

The mineralized Bjorkman zone is 1 m wide, and consists of a mixture of white bull quartz, very fine-grained grey silica and iron carbonate, with a 10 cm zone of banded fine-grained silica on the margin.  The Bjorkman zone occurs on the western contact of an approximately 25 m wide, northerly trending intermediate dike which cuts the ultramafic sill, and is proximal to one of the westerly trending interpreted splay structures.  The contact and mineralized zone vary in dip from 45 degrees to subvertical.  The Bjorkman zone can be followed for approximately 20 m; it is concealed at both ends by debris associated with the open pit.  Abundant visible gold occurs in the banded margin of the zone in at least one locality.  Malachite is also present locally.  Photographs of the mineralized zone and the visible gold are available on Kiska’s website (www.kiskametals.com/s/Midlothian.asp).

Laurion spent two days in July re-examining the mineralized zone and conducting additional sampling and prospecting on the property. There is extensive iron carbonate alteration with pyrite in the Timiskaming Conglomerate and locally in the volcanics on the property, in many instances proximal to the interpreted structures. Minor veining and small cliffs were also noted along the interpreted structures.

Six chip samples were collected across the Bjorkman mineralized zone, and additional grab samples were collected where anomalous results were obtained from the May program.  All results from the May program will be reported in conjunction with results from the recent sampling as soon as the latter results are available.

The Midlothian Property was acquired under the terms of a strategic alliance signed in 2007. Under terms of the alliance, Laurion has earned a 51% interest in the Midlothian Property and must fund exploration until delivery of a positive pre-feasibility study at which point a joint venture will be formed.  Laurion may increase its interest by completing a positive bankable feasibility within 18 months of the forming the joint venture.

SAMPLE ANALYSIS

Samples were analyzed by Activation Laboratories Ltd. of Thunder Bay.  The 296 g/t Au analysis was obtained by the fire assay method with gravimetric finish.  The 12,700 g/t Au analysis was obtained by the screen metallic assay method on a 436 g sample.

QUALIFIED PERSON

Tom Setterfield, PhD, P. Geo., Principal of GeoVector Management Inc., is the Qualified Person, as defined by NI 43-101, for the Midlothian Property and has reviewed the technical information in this release.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with a diverse portfolio of gold and copper projects throughout North America and Australia. This portfolio is anchored by the Whistler property, Alaska, a district-scale gold-copper porphyry project with excellent exploration potential and includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has numerous gold and copper projects available for option-joint venture as well as an extensive royalty portfolio available for purchase.

 On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov

Structures Interpreted from Magnetic Data, Midlothian Property Area
Interpreted Structure
Township Boundary
Montrose Township
Bannockburn Township
Matachewan
Midlothian Township
Midlothian Property
Cadillac-Larder Lake Break
Doon Township
Yarrow Township
Kilometers
0
2.5
5
10
500000
510000
520000
5310000
5300000

Geology, Structures, Bjorkman Zone, Midlothian Property
Proterozoic Sediments
Diabase Dike
Mafic Intrusion
Ultramafic Intrusion
Timiskaming Conglomerate
Felsic Volcanics
Intermediate Volcanics
Mafic Volcanics
Bjorkman Zone
Midlothian Property
Cadillac-Larder Lake Break
Kilometers
0
1
2
4
Geology after Prefontaine and Robichaud (2013)
498000
500000
502000
504000
506000
5306000
5304000
5302000
5300000
Midlothian Lake
INSET